As filed with the Securities and Exchange Commission on July 30, 2002

Registration No. 333-____

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

———

MOORE-HANDLEY, INC.
(Exact name of registrant as specified in its charter)

Delaware	63-0819773
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
3140 Pelham Parkway	
Pelham, Alabama 35124	
(Address of Principal Executive Offices	
including Zip Code)	

Moore-Handley, Inc.
2002 Employee Stock Purchase Plan

(Full title of the Plan)

Gary C. Mercer
3140 Pelham Parkway
Pelham, Alabama 35124
(205) 663-8011

(Name, address and telephone number of agent for service)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum Offering price per share	Proposed maximum aggregate offering price	Amount of Registration Fee
Common Stock, par value $.10 per share	200,000	$ 3.20 (2)	$ 640,000 (2)	$ 58.88

(1)   To be offered pursuant to the Moore-Handley, Inc. Stock Purchase Plan (the "Plan"). Such indeterminable number of additional shares as may be distributed by the operation of the recapitalization provisions of the Plans is hereby also registered.

(2)   Computed pursuant to Rule 457(h) solely for the purpose of determining the registration fee, based upon an assumed price of $3.20 per share, the average of the high and low prices of the Registrant's Common Stock as reported on the Nasdaq Stock Market on July 29, 2002.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference

Incorporated by reference in this Registration Statement are the following documents heretofore filed by Moore-Handley, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

(a)   The Company's latest annual report filed pursuant to Sections 13(a) or 15(d) of the Exchange Act;

(b)   All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to in (a) above; and

(c)   The description of the Company's Common Stock, par value $.10 per share (the "Common Stock"), contained in a registration statement filed under the Exchange Act, and any amendment or report filed for the purpose of updating such description.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the dates of filing of such documents.

Item 4.   Description of Securities

Not applicable.

Item 5. Interests of Named Experts and Counsel

None.

Item 6. Indemnification of Directors and Officers

The Delaware General Corporation Law (the "Delaware Law") permits a Delaware corporation to include a provision in its Certificate of Incorporation, and the Company's Restated Certificate of Incorporation so provides, eliminating or limiting the personal liability of a director to the Corporation or its Stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any such of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions. Under Delaware law, directors and officers may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action")) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In derivative actions, indemnification extends only to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and, in the event such person shall have been adjudged to be liable to the corporation, only to the extent that a proper court shall have determined that such person is fairly and reasonably entitled to indemnity for such expenses.

The Company's Restated Certificate of Incorporation provides, among other things, that each person who was or is made a party to, or is threatened to be made a party to, or is involved in, any action, suit or proceeding by reason of the fact that he is the legal representative, or is or was a director or officer of the Company (or was serving at the request of the Company as a director, officer, employee or agent for another entity) while serving in such capacity, shall be indemnified and held harmless by the Company to the full extent authorized by the Delaware Law, as in effect (or, to the extent indemnification is broadened, as it may be amended), against all expenses, liability or loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amount to be paid in settlement) reasonably incurred by such person in connection therewith. The Company's Restated Certificate of Incorporation also provides that the right of indemnification conferred to the director, officer or legal representative by the Company's Restated Certificate of Incorporation shall include the right to be paid by the Company for expenses in defending the proceedings specified above, in advance of their final disposition. The Company may also, by action of its Board of Directors, provide indemnification to its employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

The Company maintains directors' and officers' reimbursement and liability insurance pursuant to standard form policies. The risks covered by such policies include certain liabilities under the securities law.

Item 7. Exemption from Registration Claimed

Not applicable.

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Item 8. Exhibits

An Exhibit Index, containing a list of all exhibits filed with this Registration Statement, is included on page 6.

Item 9. Undertakings

(a) Rule 415 Offering. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i) include any Prospectus required by Section 10(a)(3) of the Securities Act, unless the information is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement;

(ii) reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, unless the information is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement;

(iii) include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the termination of the offering.

(b) Subsequent Exchange Act Documents. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual

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report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) <u>Indemnification</u>. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pelham, State of Alabama on the 29th day of July, 2002.


MOORE-HANDLEY, INC.


By:/s/ Gary C. Mercer
     Gary C. Mercer
     Chief Financial Officer

Each person whose signature appears below does hereby make, constitute and appoint William Riley and Gary C. Mercer and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, in his name, place and stead to execute on his behalf, as a director of Moore-Handley, Inc. (the "Company"), the Registration Statement of the Company on Form S-8 (the "Registration Statement") for the registration of shares of the Company's common stock, par value $.10 ("Common Stock"), in connection with the Moore-Handley, Inc. 2002 Employee Stock Purchase Plan and any and all amendments (including post-effective amendments) to the Registration Statement, and file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 (the "Act"), and any and all other instruments which either of said attorneys-in-fact and agents deems necessary or advisable to enable the Company to comply with the Act, the rules, regulations and requirements of the SEC in respect thereof, and the securities or Blue Sky laws of any State or other governmental subdivision, giving and granting to each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing whatsoever necessary or appropriate to be done in and about the premises as fully to all intents as he might or could do if personally present at the doing thereof, with full power of substitution and resubstitution, hereby ratifying and confirming all that his said attorneys-in-fact and agents or substitutes may or shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


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Signatures	Title	Date
William Riley William Riley	Chairman of the Board and Chief Executive Officer	July 28, 2002
Michael J. Gaines Michael J. Gaines	President and Chief Operating Officer and Director	July 25, 2002
Gary C. Mercer Gary C. Mercer	Chief Financial Officer (principal financial officer and principal accounting officer)	July 30, 2002
Pierce E. Marks,Jr. Pierce E. Marks, Jr.	Director	July 25, 2002
Michael B. Stubbs Michael B. Stubbs	Director	July 29, 2002
Michael Palmer Michael Palmer	Director	July 25, 2002

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INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
4.1	Specimen Certificate of Common Stock, $.10 par value per share, of the Company (incorporated by reference to the relevant exhibit to the Company's Registration Statement on Form S-1 (Registration No. 33-3032)).
4.2	Restated Certificate of Incorporation of the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1987, and as amended on May 7, 1987).
4.3	Bylaws of the Company (incorporated by reference to the Company's Annual Report on Form 10-K for the ended December 31, 1987, and as amended on May 7, 1987).
5	Opinion of Debevoise & Plimpton (filed herewith).
23.1	Consent of Ernst & Young LLP, Independent Auditors (filed herewith).
23.2	Consent of Debevoise & Plimpton (included in Exhibit 5).
24	Powers of Attorney (filed herewith - see signature page of the Registration Statement).
99	Moore-Handley, Inc. 2002 Employee Stock Purchase Plan (filed herewith).

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Exhibit 5

July 30, 2002

Moore-Handley, Inc.
Highway 31 South
Pelham, Alabama 35124

Dear Sirs:

We have acted as counsel to Moore-Handley, Inc., a Delaware corporation (the "Company"), in connection with the filing by the Company of a Registration Statement on Form S-8 (the "Registration Statement") relating to 200,000 shares of the Company's common stock, par value $.10 per share (the "Common Stock"), to be issued pursuant to the Moore-Handley, Inc. 2002 Employee Stock Purchase Plan (the "Plan").

We have examined the originals, or copies certified or otherwise identified to our satisfaction, of the Plan and such other corporate records, documents, certificates or other instruments as in our judgment are necessary or appropriate to enable us to render the opinion set forth below. In rendering such opinion, we have assumed that (i) the exercise price of options to be granted pursuant to the Plan will not be less than the par value of Common Stock subject thereto and (ii) grants of Common Stock subject to restrictions on transferability pursuant to the Plan will be made only for past services to the Company having an aggregate value not less than the aggregate par value of the Common Stock so granted.

Based on the foregoing, we are of the opinion that authorized but not previously issued shares of Common Stock which may be issued under the Plan have been duly authorized and when issued in accordance with the terms of the Plan will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Company's Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

Debevoise & Plimpton

Exhibit 23.1

EXHIBIT 23

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements of Moore-Handley, Inc. listed below of our report dated March 1, 2002, with respect to the financial statements of Moore-Handley, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2001, filed with the Securities and Exchange Commission.

> Form S-8 Registration Statement No. 333-60406
> Form S-8 Registration Statement No. 333-59611
> Form S-8 Registration Statement No.

/s/ Ernst & Young LLP

Birmingham, Alabama
July 30, 2002

Exhibit 99

THE MOORE-HANDLEY, INC.

2002 EMPLOYEE STOCK PURCHASE PLAN

SECTION 1.

PURPOSE

The purpose of The Moore-Handley, Inc. 2002 Employee Stock Purchase Plan (the "Plan") is to encourage and facilitate stock ownership by Employees by providing a continued opportunity to purchase Common Stock, generally through voluntary after-tax payroll deductions. The Plan is intended to be a qualified employee stock purchase plan under Section 423 of the Code.

SECTION 2.

DEFINITIONS

2.1   Definitions.   Whenever used herein, the following terms shall have the respective meanings set forth below:

a.   "Board" means the Board of Directors of the Company.

b.   "Code" means the Internal Revenue Code of 1986, as amended.

c.   "Common Stock" means the common stock, par value $.01, of the Company.

d.   "Company" means Moore-Handley, Inc., a Delaware corporation.

e.   "Compensation" means base salary, determined without regard to any salary reduction contributions under a qualified cash or deferred arrangement or a cafeteria plan, in each case meeting the applicable requirements of the Code.

f.   "Custodian" means the Company selected by the Plan Administrator to serve as the custodian under the Plan.

g.   "Date of Exercise" means the date upon which an Option is to be exercised, as determined pursuant to Section 5.3.

h. "Date of Grant" means the date upon which an Option is granted, as set forth in Section 5.3.

i. "Effective Date" means July 30, 2002. Not withstanding the foregoing, no Option shall be exercised pursuant to Section 5 prior to the date, if any, as of which the Plan is approved by shareholders.

j. "Employees" means all officers and employees of the Company and of any Subsidiary whose employees are expressly permitted to participate in the Plan by the Plan Administrator.

k. "Employer" means the Company and any Subsidiary whose employees are expressly permitted to participate in the Plan by the Plan Administrator.

l. "Fair Market Value" means, on any date, the closing price of the last trade of the Common Stock as reported on the National Association of Securities Dealers Automatic Quotation system (or on such other recognized quotation system on which the trading price of the Common Stock is quoted at the relevant time) on such date. In the event that there are no Common Stock transactions reported on such system on such date, Fair Market Value shall mean the closing price of the last trade on the immediately preceding date on which Common Stock transactions were so reported.

m. "Individual Account" means a separate account maintained by the Custodian for each Employee participating under Section 5 hereof.

n. "Option" means an option granted under Section 5 to a participating Employee to purchase shares of Common Stock.

o. "Option Price" has the meaning set forth in Section 5.7.

p. "Parent" means any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the granting of the Option, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

q. "Payroll Contributions" means an Employee's after-tax contributions of Compensation by payroll deduction pursuant to Section 5.5.

r. "Plan Administrator" means a committee comprised solely of directors or officers of the Company selected by the Board.

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s. "Plan Year" means for the first Plan Year, the period beginning on the Effective Date and ending on December 31, 2002 and for each succeeding Plan Year, a period of twelve months commencing on January 1 and ending on the next December 31.

t. "Qualified Stock Purchases" means purchases of Common Stock pursuant to the exercise of Options granted under Section 5, which are intended to be qualified under Section 423 of the Code.

u. "Subsidiary" means each of the Company's direct or indirect majority-owned subsidiaries.

v. "Terminating Event" means a participating Employee's termination of employment for any reason, Unpaid Leave or any other event which causes such Employee to no longer meet the requirements of Section 4.

w. "Unpaid Leave" means an unpaid leave of absence or any leave of absence that does not meet the requirements of Treasury Regulation Section 1.421-7(h)(2).

SECTION 3.

ADMINISTRATION

The Plan shall be administered by the Plan Administrator. The Plan Administrator shall have authority to make rules and regulations for the administration of the Plan, and its interpretations and decisions with regard thereto shall be final and conclusive. The Plan Administrator may delegate responsibility for the day to day operation and administration of the Plan to any officer or employee or group of officers or employees of the Company or any of its Subsidiaries.

SECTION 4.

ELIGIBILITY

4.1 General Rule. Except as otherwise provided herein, all Employees shall be eligible to participate in the benefits available under Section 5.

4.2 Exclusions. Notwithstanding the provisions of Section 4.1, any Employee (i) whose customary employment is 20 hours or less per week, (ii) who has been employed for less than 90 days, (iii) who is on an Unpaid Leave, (iv) who terminates employment or is terminated for any reason, or (v) who, after an Option is granted, owns stock (as defined by Sections 423(b)(3) and 424(d) of the Code) possessing five percent or more of the total combined voting power or value of all classes of stock of the

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Company or of a Parent or any Subsidiary, shall not be eligible to participate in Section 5 of the Plan.

SECTION 5.

QUALIFIED STOCK PURCHASES

5.1   Stock to Be Issued. Subject to the provisions of Sections 5.8 and 10.3, the number of shares of Common Stock issuable pursuant to Options under this Section 5 of the Plan shall not exceed 200,000. The shares to be delivered pursuant to Options under the Plan may consist, in whole or in part, of treasury stock or authorized but unissued Common Stock, not reserved for any other purpose.

5.2   Shareholder Approval. The Plan will be submitted for the approval of the Company's shareholders not later than 12 months after the Effective Date. No Options granted under this Section 5 may be exercised prior to such shareholder approval. If shareholders do not grant such approval, this Section 5 shall be rendered void and without effect.

5.3   Grant of Options. Subject to Sections 4 and 5.2, the Company may offer Options under the Plan to all Employees. Options may be granted on such date or dates as shall be determined by the Plan Administrator. The term of each Option shall end on the date which is 27 months from the Date of the Grant (or on such earlier date as shall be determined by the Plan Administrator). The number of whole shares of Common Stock subject to each Option shall be the lesser of (i) the quotient of (A) the Payroll Contributions authorized by each participating Employee in accordance with Section 5.5 for the term of the Option divided by (B) the Option Price for each share of Common Stock purchased pursuant to such Option, excluding all fractions, or (ii) such maximum number of shares as may be established by the Plan Administrator, which may be established as a fixed number or vary based on a predetermined formula.

5.4   Participation. An Employee who meets the requirements in Section 4 may participate in the Plan under this Section 5 by completing and forwarding an enrollment form to the Plan Administrator or its designee, and by satisfying such other conditions as the Plan Administrator shall establish from time to time. Eligible Employees who elect to participate in the Plan shall authorize a payroll deduction from the Employee's Compensation to be made as of any future payroll period. Any election to authorize payroll deductions shall be effective on such date as the Plan Administrator may determine after the date of the receipt of the enrollment form by the Plan Administrator or its designee.

5.5   Payroll Contributions. There shall be an Individual Account for each participating Employee to which shall be credited the amount of any Payroll Contributions and the number of full or fractional shares of Common Stock that are purchased by such Employee, pursuant to the terms of the Plan. An Employee may

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authorize Payroll Contributions in terms of whole number percentages, of the Compensation that the Employee receives during each payroll period; provided that (i) no Employee shall be entitled to make Payroll Contributions for any Plan Year in excess of $25,000, and (ii) no Employee shall be permitted to purchase Common Stock pursuant to Options under the Plan or under any other employee stock purchase plan of the Company or a Parent or any Subsidiary which is intended to qualify under Section 423 of the Code, at a rate which exceeds $25,000 in Fair Market Value (determined at the time the Option is granted) for each calendar year in which such Option granted to such Employee is outstanding at any time. In the event of a participating Employee's Terminating Event, (i) no further Payroll Contributions by such Employee shall be permitted and (ii) his outstanding Options shall terminate. Employees on short-term disability may make Payroll Contributions.

       5.6   Exercise of Options. Each participating Employee automatically and without any act on his part will be deemed to have exercised his Option on each Date of Exercise to the extent that the balance then in his Individual Account is sufficient to purchase at the Option Price whole shares of Common Stock. Any amount in the participating Employee's Individual Account on a Date of Exercise not applied to the purchase of Common Stock shall continue to be held in such account and applied as of the earliest subsequent Date of Exercise at which such amount can be so applied in accordance with the terms hereof.

       5.7   Option Price. The Option Price per share of Common Stock (the "Option Price") to be paid by each participating Employee on each exercise of his Option shall be an amount equal to 85% (or such greater percentage as the Board or its designee may authorize) of the Fair Market Value of a share of Common Stock on the Date of Grant or, if authorized by the Board at the Date of Grant, the lesser of (i) 85% (or such greater percentage as the Board or its designee may authorize) of the Fair Market Value of a share of Common Stock on the Date of Grant or (ii) 85% (or such greater percentage as the Board or its designee may authorize) of the Fair Market Value of a share of Common Stock on the Date of Exercise.

       5.8   Canceled, Terminated or Forfeited Options. Any shares of Common Stock subject to an Option which for any reason is canceled, terminated or otherwise settled without the issuance of any Common Stock shall again be available for Options under the Plan.

<center>SECTION 6.</center>

<center>DEDUCTION CHANGES AND PLAN WITHDRAWALS</center>

       6.1   Deduction Changes. Subject to Section 5.5, a participating Employee may increase or decrease his Payroll Contributions, as of any time as the Plan Administrator shall determine, commencing after the receipt of proper notice of such change by the Plan Administrator or its designee. If an Employee ceases to make Payroll Contributions at

<center>5</center>

any time prior to a Terminating Event, any cash balance then held in his Individual Account shall automatically be distributed to such Employee as soon as practicable after the effective date of such cessation.

6.2   Withdrawals. An Employee may at any time (subject to such notice requirements as the Plan Administrator may from time to time prescribe), and for any reason, cease participation in Section 5 of the Plan and withdraw all or any portion of the shares of Common Stock and cash, if any, in his Individual Account pursuant to Section 8. The Employee may thereafter recommence participation in Section 5 on the date the Plan Administrator shall determine following completion of re-enrollment pursuant to Section 5.4. Upon an Employee's Terminating Event, any and all cash held in his Individual Account shall be distributed to him as soon as practicable thereafter. Without limiting the generality of the foregoing, upon the termination of an Employee's employment, all shares and any cash held in his Individual Account shall be distributed to him as soon as practicable thereafter.

SECTION 7.

ISSUANCE OF CERTIFICATES

While maintained by the Custodian, all shares shall be held in the name of the Custodian or its nominee, or in street name. The Company shall issue certificates to an Employee who is to receive a distribution of shares pursuant to Section 8 as soon as practicable following the event giving rise to such distribution under such Section 8. Such certificates may be registered only in the name of the Employee. Notwithstanding the foregoing, the Company shall issue certificates to an Employee upon such Employee's request to the Plan Administrator or its designee as soon as practicable following such request.

SECTION 8.

WITHDRAWALS AND DISTRIBUTIONS

All or a portion of the shares of Common Stock allocated to an Employee's Individual Account may be withdrawn by an Employee at any time. Upon termination of employment, all amounts and shares of Common Stock held for the benefit of any Employee shall be distributed to such Employee. Any withdrawal or other distribution shall be made in the form of cash or stock, as elected by the Plan Administrator. To the extent of a withdrawal or distribution of an Employee's shares in the form of cash, the Employee shall receive an amount per share equal to the proceeds received from the sale of such shares net of his allocable share of any related brokerage fees and other expenses incurred in connection with the sale of such shares. All fractional shares shall be paid in cash at the average sale price of such shares sold on behalf of Employees on the day of such sales.

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SECTION 9.

MISCELLANEOUS PROVISIONS

9.1 <u>Withholding</u>. The Employer or its designee may make such provisions and take such action as it may deem necessary or appropriate for the withholding of any taxes which the Employer is required by law or regulation of any governmental authority, whether Federal, state or local, to withhold in connection with Payroll Contributions. Each participating Employee, however, shall be responsible for the payment of all individual tax liabilities relating to any such amounts.

9.2 <u>Rights Not Transferable</u>. Rights under the Plan are not transferable by a participating Employee other than by will or the laws of descent and distribution of the state wherein the Employee is domiciled at the time of his death, and are exercisable during the Employee's lifetime only by the Employee.

9.3 <u>Adjustments in Capitalization; Mergers</u>. In the event of any stock dividend or stock split, recapitalization (including, without limitation, the payment of an extraordinary dividend), merger, consolidation, combination, spin off, distribution of assets to shareholders (other than ordinary cash dividends), exchange of shares, or other similar corporate change, (i) shares credited to each Employee's Individual Account shall be adjusted in the same manner as all other outstanding shares of Common Stock in connection with such event, (ii) the Board or a committee thereof shall determine the kind of shares which may be acquired under the Plan after such event, and (iii) the aggregate number of shares of Common Stock available under Section 5.1 or subject to outstanding Options and the respective exercise prices applicable to outstanding Options may be appropriately adjusted by the Board or a committee thereof, in its discretion, and the determination of the Board or a committee thereof shall be conclusive. Except as otherwise determined by the Board, a merger or a similar reorganization which the Company does not survive, a liquidation or distribution of the Company, or a sale of all or substantially all of the assets of the Company, shall cause the Plan to terminate and all shares of Common Stock and cash, if any, in the Individual Accounts of participating Employees shall be distributed to each Employee pursuant to Section 8 as soon as practicable unless any surviving entity agrees to assume the obligations hereunder.

9.4 <u>Amendment of the Plan</u>. The Board or its delegate may at any time, or from time to time, amend the Plan in any respect; provided that shareholder approval shall be required to amend the Plan to (i) change the number of shares of Common Stock reserved for issuance under Section 5.1 of the Plan, (ii) decrease the Option Price below a price computed in the manner stated in Section 5.7, or (iii) alter the requirements for eligibility to participate in the Plan under Section 5. No amendment, modification, or termination of the Plan shall in any manner adversely affect the rights of any Employee under the Plan, without the consent of the Employee. The Plan shall terminate at any time at the discretion of the Board or its delegate. Upon termination of the Plan, all shares of Common Stock and cash, if any, in the Individual Accounts of participating

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Employees shall be distributed to each Employee pursuant to Section 8 as soon as practicable.

9.5   Requirements of Law. The Company's obligation to deliver Common Stock under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

9.6   Custodial Arrangement. All cash and Common Stock allocated to an Employee's Individual Account under the Plan shall be held by the Custodian in its capacity as a custodian for the Employee with respect to such cash and Common Stock. Nothing contained in the Plan, and no action taken pursuant to the Plan, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and its officers or the Board or the Plan Administrator or the Custodian, on the one hand, and any Employee, the Company or any other person or entity, on the other hand.

9.7   No Right to Continuous Employment. The Plan and any right to purchase Common Stock granted hereunder shall not confer upon any Employee any right with respect to continuance of employment by the Company or any Subsidiary, nor shall they restrict or interfere in any way with the right of the Company or any Subsidiary by which an Employee is employed to terminate his employment at any time.

9.8   Indemnification. Each person who is or shall have been a member of the Board or the Plan Administrator shall be indemnified and held harmless by the Company and each Employer against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he may be made a party or in which he may be involved by reason of any action taken or failure to act under the Plan (in the absence of bad faith) and against and from any and all amounts paid by him in settlement thereof, with the Company's approval, or paid by him in satisfaction of any judgment in any such action, suit, or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive and shall be independent of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or By-Laws, by contract, as a matter of law, or otherwise.

9.9   No Limitation on Compensation. Nothing in the Plan shall be construed to limit the right of the Company to establish other plans.

9.10   No Constraint on Corporate Action. Nothing in this Plan shall be construed (i) to limit, impair or otherwise affect the Company's right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets or (ii) except as provided in Section 9.4, to limit the right or

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power of the Company or any of its subsidiaries or affiliates to take any action which such entity deems to be necessary or appropriate.

       9.11   <u>Governing Law</u>. The Plan shall be construed in accordance with and governed by the laws of Delaware, without regard to principles of conflict of laws.